

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to __________

Commission File Number 333-13302

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: HANNAFORD SAVINGS AND INVESTMENT PLAN
145 Pleasant Hill Road
Scarborough, Maine 04074

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels
Belgium

Hannaford Savings and Investment Plan

Financial Statements as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010, Supplemental Schedule as of December 31, 2010, and Report of Independent Registered Public Accounting Firm

HANNAFORD SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Delhaize America, LLC Benefit Plans Fiduciary Committee
Hannaford Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Hannaford Savings and Investment Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held (at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Newman + Noyes
Limited Liability Company

Portland, Maine
June 23, 2011

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:		
Participant-directed investments—at fair value	$ 423,883,562	$ 375,456,915
Receivables:		
Notes receivable from Participants	21,998,046	19,818,105
Net Assets Available for Benefits at fair value	445,881,608	395,275,020
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,746,988)	(1,461,967)
NET ASSETS AVAILABLE FOR BENEFITS	$ 443,134,620	$ 393,813,053

See notes to financial statements.

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

ADDITIONS:	
Investment income:	
Interest & Dividends	$ 9,438,979
Net appreciation in fair value of investments	30,994,480
Total investment income	40,433,459
Interest on Notes Receivable from Participants	1,116,402
Contributions:	
Employer's	9,409,345
Participants'	22,330,505
Rollovers	1,059,538
Transfers into the plan	20,949
Total contributions	32,820,337
Total additions	74,370,198
DEDUCTIONS:	
Benefit Payments	(24,951,267)
Administrative Expenses	(17,671)
Transfers out of the Plan	(79,693)
Total deductions	(25,048,631)
NET INCREASE	49,321,567
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	393,813,053
End of year	$ 443,134,620

See notes to financial statements.

HANNAFORD SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009,
AND FOR THE YEAR ENDED DECEMBER 31, 2010

1. DESCRIPTION OF PLAN

The following description of the Hannaford Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is sponsored by Hannaford Bros. Co. (the "Company"), a wholly owned subsidiary of Delhaize America, LLC. The Plan is a defined contribution plan. The Delhaize America, LLC Benefit Plans Fiduciary Committee, appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. Vanguard Fiduciary Trust Company ("Vanguard") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed one year of service, generally defined by 1,000 hours and attainment of their twenty-first birthday are eligible to participate in the Plan. The Plan was restated effective January 1, 2011. There were no significant changes as a result of this restatement.

Contributions—Each year, participants may contribute up to 50% (5% in the case of highly compensated associates) of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Generally, the Company contributes 100% of the first 1% of base compensation that a participant contributes to the Plan, 50% of the next 4% (greater than 1% but not exceeding 5%) of base compensation contributed, and 25% of the subsequent 4% (greater than 5% but not exceeding 9%) of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended December 31, 2010. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and plan earnings and charged with benefit payments and allocations of plan losses and other expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a common trust fund, and the Delhaize Group Stock Fund as investment options for participants.

The Delhaize Group Stock Fund invests primarily in American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The Delhaize Group Stock Fund utilizes the unit accounting method, with each share equal to four units.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of credited service. A participant is 100% vested after three years of credited service. Forfeited balances of terminated participants are used to reduce future employer contributions.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions. As of December 31, 2010, the interest rates on outstanding notes receivable range from 4.25% to 9.25% with various maturities through 2015.

Payment of Benefits—Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. A participant may elect to have his or her investment in the Delhaize Group Stock Fund distributed in whole shares of ADRs. In addition, a terminated participant may elect to defer payment of their vested balance until April 1st following the year they reach age 65.

Plan Transfers—During 2010, $20,949 and ($79,693) of participant account balances were transferred from (to) the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Food Lion Plan"), respectively. Food Lion, LLC is a wholly owned subsidiary of Delhaize America, Inc. Participant account balances are transferred between the Plan and the Food Lion Plan as changes in employment between the companies occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared on an accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the amounts reported in the Plan's financial statements and the related disclosures. Actual results could differ from those estimates.

Risk and Uncertainties—The Plan utilizes various investment instruments, including mutual funds, ADRs representing Delhaize Group ordinary stock and a money market fund and common trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—As more fully described in note 7, the Plan's investments are stated at fair value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Vanguard Retirement Savings Trust is considered a fully benefit-responsive investment contract.

Purchases and sales of investments are recorded on a trade-date-basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair value of investments for such investments.

Payment of Benefits—Benefit payments are recorded upon distribution.

Administrative Expenses—Substantially all administrative and other expenses of the Plan are paid by the Company.

Accounting Pronouncements - In January 2010, the FASB released Accounting Standards Update No. 2010-06 ("ASU 2010-06"), *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurement*. The update requires the Company to (a) disclose transfers in and out of Levels One and Two, in addition to transfers in and out of Level Three and (b) separately disclose purchases, sales, issuances, and settlements of Level Three securities. Additionally, ASU 2010-06 clarifies the information the Company currently discloses regarding valuation techniques, inputs used in those valuation models, and at what level of detail fair value disclosures should be provided. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level Three activity, which is effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 did not materially impact the Plan's current fair value disclosures and is not expected to materially impact the Plan's 2011 financial statements.

In September 2010, the FASB issued an amendment ("ASU 2010-25"), *Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Plans*, which provides guidance on how loans to participants should be classified and measured by defined contribution pension plans. This amendment requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their principal balance plus any accrued but unpaid interest. This amendment is effective for periods ending after December 15, 2010, with early adoption permitted. This amendment requires retrospective application to all periods presented. This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to December 31, 2009. Prior year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $19,818,105 from investments to notes receivable as of December 31, 2009. There was no impact to the Plan's net assets as of December 31, 2010 or 2009 as a result of the adoption.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009
Common trust fund:		
Vanguard Retirement Savings Trust	$69,759,260	67,626,790
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	34,761,912	33,575,986
Vanguard 500 Index Fund Investor Shares	54,495,605	46,959,040
Vanguard Capital Opportunity Fund	38,415,799	35,529,985
Vanguard Target Retirement 2025 Fund	32,875,154	27,333,077
PIMCO Total Return Fund, Admin Class	28,410,925	26,628,385
Vanguard Windsor II Fund Investor Shares	28,916,188	26,971,387
Delhaize Stock Fund	-	21,907,836

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $30,994,480 as follows:

Mutual funds	$ 31,719,327
Delhaize Stock Fund	(724,847)
Net depreciation in fair value of investments	$ 30,994,480

4. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds, units of participation in a common trust fund managed by an affiliate of Vanguard and investments in the Delhaize Stock Fund. These transactions qualify as party-in-interest transactions. Vanguard serves as the trustee as defined by the Plan. Notes receivable from participants also qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Delhaize Stock Fund had purchases of approximately $6,761,000 and $5,414,000 and sales of approximately $7,683,000 and $5,682,000 for years ended December 31, 2010 and 2009, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 9, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification Topic 820, *Fair Value Measurements* (ASC 820), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Delhaize Stock Fund: The Delhaize Stock Fund is comprised primarily of investments in ADRs representing Delhaize Group ordinary stock and a money market fund. The Prime Money Market Fund is valued at the net asset value ("NAV") of the fund. The Delhaize Group Stock is valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the NAV of shares, based on quoted market prices in active markets held by the plan at year-end.

Common trust fund: Valued at NAV as reported by the issuer. The Vanguard Retirement Savings Trust provides participants an investment option that simulates the performance of a guaranteed investment contract and invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds. Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual and bond trusts as determined by their quoted market prices and, 3) the value of wrap contracts, if any.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include: • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs other than quoted prices that are observable for the asset or liability; • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009.

Assets at Fair Value as of December 31, 2010

	Level 1	**Level 2**	**Total**
Mutual Funds:			
Small cap	$19,934,232	$ -	$19,934,232
Mid Cap	9,982,522	-	9,982,522
Large Cap	133,697,518	-	133,697,518
Foreign	36,319,542	-	36,319,542
Target Date Funds	100,420,382	-	100,420,382
Fixed Income	30,658,726	-	30,658,726
Retirement Income	2,316,241	-	2,316,241
Delhaize Stock Fund:			
Delhaize Ordinary Stock	20,625,385	-	20,625,385
Money Market Fund	169,754	-	169,754
Common Trust Fund	-	69,759,260	69,759,260
Total investments at fair value	$354,124,302	$69,759,260	$423,883,562

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Total
Mutual Funds:			
Small cap	$14,649,731	$ -	$14,649,731
Mid Cap	6,924,596	-	6,924,596
Large Cap	119,997,150	-	119,997,150
Foreign	34,255,342	-	34,255,342
Target Date Funds	80,618,578	-	80,618,578
Fixed Income	27,348,889	-	27,348,889
Retirement Income	2,128,003	-	2,128,003
Delhaize Stock Fund:			
Delhaize Ordinary Stock	21,581,566	-	21,581,566
Money Market Fund	326,270	-	326,270
Common Trust Fund	-	67,626,790	67,626,790
Total Investments at fair value	$307,830,125	$67,626,790	$375,456,915

The following table sets forth additional disclosures of the Plan's investments in a Common Trust Fund, whose fair value is estimated using net asset value per share (or its equivalent) as of December 31, 2010 and 2009:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010				
Investment	**Fair Value**	**Unfunded Commitment**	**Redemption Frequency**	**Other Redemption Restrictions**	**Redemption Notice Period**
Common trust fund	$69,759,260	$-	Daily	None	None

	December 31, 2009				
Investment	**Fair Value**	**Unfunded Commitment**	**Redemption Frequency**	**Other Redemption Restrictions**	**Redemption Notice Period**
Common trust fund	$67,626,790	$-	Daily	None	None

The objective of the Common trust fund is to provide a predictable return from current income, with no change in principal value. This is achieved by investing in traditional and synthetic investment contracts.

The common trust fund is fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the fund was 3.6 percent and 3.3 percent at December 31, 2010 and 2009, respectively. The average yield credited to participant accounts for this fund was 2.8 percent and 3.0 percent for the years ended December 31, 2010 and 2009, respectively.

The existence of certain conditions can limit the fund ability to transact at contract value. Specifically, any event outside the normal operation of the fund that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the fund or a unitholder, tax disqualification of the fund or unitholder and certain fund amendments if issuers' consent is not obtained.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualifications status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines. In the event the plan wants to terminate the investment in the Common trust fund they must provide 365 days written notice.

As of December 31, 2010, Plan management believes that the occurrence of an event that would cause the fund to transact at less than contract value is not probable.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 as of December 31, 2010 and 2009 and for the year ended December 31, 2010:

Net assets available for benefits:	December 31, 2010
Net assets available for benefits reported on the financial statements	$443,134,620
Adjustment from fair value to contract value for fully benefit responsive investment contracts	2,746,988
Net assets available for benefits reported on Form 5500	$445,881,608

Net increase in net assets available for benefits:	Year Ended December 31, 2010
Net increase in net assets available for benefits reported on the financial statements	$49,321,567
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,285,021
Net increase reported on Form 5500	$50,606,588

Net assets available for benefits:	December 31, 2009
Net assets available for benefits reported on the financial statements	$393,813,053
Adjustment from fair value to contract value for fully benefit responsive investment contracts	1,461,967
Net assets available for benefits reported on Form 5500	$395,275,020

Notes receivable from participants are reflected as a receivable on the financial statements which is different from the Form 5500 presentation. On Form 5500 notes receivable are classified as investments under the caption participant loans.

******

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2010

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	American Funds Euro Pacific Growth Fund; R4 Shares	Mutual fund	**	$ 34,761,912
	American Funds Growth Fund of America; R4 Class	Mutual fund	**	11,869,925
	PIMCO Funds: Total Return Fund	Mutual fund	**	28,410,925
	Royce Low Priced Stock Fund; Investment Class Shares	Mutual fund	**	11,500,460
*	Vanguard 500 Index Fund Investor Shares	Mutual fund	**	54,495,605
*	Vanguard Capital Opportunity Fund	Mutual fund	**	38,415,799
*	Vanguard Explorer Fund	Mutual fund	**	8,433,772
*	Vanguard Target Retirement 2005 Fund	Mutual fund	**	6,872,768
*	Vanguard Target Retirement 2015 Fund	Mutual fund	**	13,046,012
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	32,875,154
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	11,613,794
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	21,102,957
*	Vanguard Target Retirement Income	Mutual fund	**	2,316,241
*	Vanguard Target Retirement 2010 Fund	Mutual fund	**	2,112,591
*	Vanguard Target Retirement 2020 Fund	Mutual fund	**	5,280,187
*	Vanguard Target Retirement 2030 Fund	Mutual fund	**	3,392,555
*	Vanguard Target Retirement 2040 Fund	Mutual fund	**	1,969,382
*	Vanguard Target Retirement 2050 Fund	Mutual fund	**	2,153,865
*	Vanguard Target Retirement 2055 Fund	Mutual fund	**	1,117
*	Vanguard Total Int'l Stk Index Fund	Mutual fund	**	1,557,630
*	Vanguard Total Bond Mkt Index	Mutual fund	**	2,242,118
*	Vanguard Extended Mkt Index	Mutual fund	**	9,982,522
*	Vanguard Prime Money Market	Mutual fund	**	5,684
*	Vanguard Windsor II Fund Investor Shares	Mutual fund	**	28,916,188
*	Vanguard Retirement Savings Trust	Common trust fund	**	69,759,260
*	Delhaize Ordinary Stock	Common stock	**	20,625,385
*	Vanguard Money Market Fund	Mutual fund	**	169,754
*	Various participants	Participants' loans, interest rates ranging from 4.25% - 9.25%	**	21,998,046
				$ 445,881,608

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee authorized by the Board of Directors of Hannaford Bros. Co. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HANNAFORD SAVINGS AND INVESTMENT PLAN

Date: June 23, 2011

By: 

Name: Alan Cardinal
Title: Member of Delhaize America Benefit Plans Fiduciary Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Baker, Newman & Noyes LLC

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-59686) on Form S-8 of Etablissements Delhaize Freres et Cie "Le Lion" S.A. of our report dated June 23, 2011, relating to the financial statements and supplemental schedule of the Hannaford Savings and Investment Plan, which appears in this Annual Report on Form 11-K of the Hannaford Savings and Investment Plan for the year ended December 31, 2010.

Baker Newman + Noyes
Limited Liability Company

Portland, Maine
June 23, 2011